Novart Digital, Inc., formerly Helponn, Inc.

**Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2020 and 2019**

TABLE OF CONTENTS

Page

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Novart Digital, Inc.

We have reviewed the accompanying financial statements of Novart Digital, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with statements on standards for review services generally accepted in United States. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
As discussed in Note 5, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



AJSH & Co LLP
Registered with PCAOB
New Delhi, India
July 06, 2021

Novart Digital, Inc., formerly Helponn, Inc
Balance Sheets
(unaudited)

<u>ASSETS</u>

	December 31, 2020	December 31, 2019
CURRENT ASSETS		
Cash and cash equivalents	$ 18,885	$ -
Total Current Assets	18,885	-
TOTAL ASSETS	$ 18,885	$ -

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

LIABILITIES		
Accounts payable	$ 3,098	$ -
Credit card payable	7,612	-
Share application money pending allotment	29,000	-
Total Current Liabilities	39,710	-
STOCKHOLDERS' EQUITY		
Preferred A stock (Par $0.001), 1,000,000 authorized, 0 and 0 issued and outstanding	-	-
Common stock (Par $0.001), 100,000,000 authorized, 40,000,000 and issued and outstanding	40,000	-
Paid in capital in excess of par value	-	-
Retained deficit	(60,825)	-
Total Stockholders' Equity	(20,825)	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,885	$ -

See Independent Accountant"s Review Report and accompanying notes, which
are an integral part of these financial statements.

Novart Digital, Inc., formerly Helponn, Inc
Statements of Operations
(unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
INCOME	$ -	$ -
OPERATING EXPENSES		
Bank service charges	65	-
Computer expenses	146	-
Office supplies	7,466	-
Professional fees	43,148	-
Software development	10,000	-
OPERATING EXPENSES	60,825	-
NET INCOME (LOSS)	$ (60,825)	$ -

See Independent Accountant"s Review Report and accompanying notes,
which are an integral part of these financial statements.

Novart Digital, Inc., formerly Helponn, Inc
Statement of Stockholders' Equity (Deficit)
(unaudited)

	Preferred A Stock		Common Stock		Paid in Capital in Excess of	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Par Value	Deficit	Equity
Balance, December 31, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued as founder shares	-	-	40,000,000	40,000	-	-	40,000
Net loss for the Year ended December 31, 2020	-	-	-	-	-	(60,825)	(60,825)
Balance, December, 31 2020	-	$ -	40,000,000	$ 40,000	$ -	$ (60,825)	$ (20,825)

See Independent Accountant‟s Review Report and accompanying notes, which are an integral part of these financial statements.

Novart Digital, Inc., formerly Helponn, Inc
Statement of Stockholders' Equity (Deficit)
(unaudited)

| | Preferred A Stock | | Common Stock | | Paid in Capital in Excess of | Retained | Total Stockholders' |
	Shares	Amount	Shares	Amount	Par Value	Deficit	Equity
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ -
Net loss for the Year ended December 31, 2019	-	-	-	-	-	-	-
Balance, December 31, 2019	-	$ -	-	$ -	$ -	$ -	$ -

See Independent Accountant"s Review Report and accompanying notes,
which are an integral part of these financial statements.

5

Novart Digital, Inc., formerly Helponn, Inc
Statements of Cash Flows
(unaudited)

	For the year December 31, 2020	For the year December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (60,825)	$ -
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Increase in accounts payable	3,098	-
Increase in credit card payable	7,612	-
Increase in share application money pending allotment	29,000	-
Net Cash Used in Operating Activities	(21,115)	-
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
Issue of share capital	40,000	-
CASH FLOWS FROM FINANCING ACTIVITIES:	40,000	-
NET INCREASE (DECREASE) IN CASH	18,885	-
CASH AT BEGINNING OF PERIOD	-	-
CASH AT END OF PERIOD	$ 18,885	$ -
SUPPLEMENTAL DISCLOSURES		
Cash Paid For:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See Independent Accountant"s Review Report and accompanying notes,
which are an integral part of these financial statements.

6

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Novart Digital, Inc, Formerly, Helponn, Inc. („the Company") was originally incorporated under the laws of the state of Deleware on October 25, 2017, under the name Helponn, Inc. On October 30, 2020, the Company approved the change of its name to Novart Digital, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements which conform to U.S. generally accepted accounting principles. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

Basis of Accounting

The financial statements of the Company are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a calendar year-end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless held for reinvestment as part of the investment portfolio, pledged to secure loan agreements or otherwise encumbered. The carrying amount approximates the fair value because of the short maturities of those instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Minor repairs and maintenance are expensed as incurred, whereas major improvements are capitalized. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Organization evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against the estimated undiscounted cash flows associated with these assets. At the time such evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the assets" carrying value, the assets are adjusted to their fair value (based upon discounted cash flows). No impairment losses were recognized for the year ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, including functional allocations during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Key estimates made in the accompanying financial statements include, among others, the economic useful lives and recovery of long-lived assets and contingencies.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company"s cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2020 and 2019, the Company had in its bank accounts no funds in excess of the $250,000 per depository institution that is federally insured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingencies

Certain conditions may exist as of the date that these financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company"s management and its legal counsel assess such contingent liabilities and such assessments inherently involves exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company"s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Fair Value of Financial Instruments

The Company"s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses and shareholder loans. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Financial assets and liabilities recorded at fair value on the balance sheets are categorized based upon a fair value hierarchy established by GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1– Quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2– Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3– Inputs reflecting management"s best estimates and assumptions of what market participants would use in pricing assets or liabilities at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Financial instrument"s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company generates revenue through in-application purchases ("in-app purchases") within its games on smartphones and tablet devices, such as Apple"s iPhone and iPad, and mobile devices utilizing Google"s Android operating system. Users can download the Company"s free-to-play games through Digital Storefronts. The Company also has relationships with certain advertising service providers for advertisements within smartphone games and revenue from these advertising providers is generated through impressions, clickthrough, banner ads, and offers.

The Company adopted Accounting Standard Codification Topic 606, Revenue from Contracts with Customers, ("ASC 606") and its related amendments effective January 1, 2018 using a modified retrospective method and recorded a cumulative impact to retained earnings of $-0-. In accordance with ASC 606, revenue is recognized when or as a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to receive in exchange for these services. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party"s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer"s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer"s ability and intention to pay, which is based on a variety of factors including the customer"s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). Revenue recognized relating to performance obligations satisfied in prior periods was $0 for the year ended December 31, 2020 and December 31, 2019, respectively.

The Company elects to use the practical expedient under 606-10-50-14 which states an entity need not disclose the information in paragraph 606-10-50-13 for a performance obligation if the following criteria are met:

1.   the performance obligation is part of a contract that has an original expected duration of one year or less; and

2.   the entity recognizes revenue from the satisfaction of the performance obligation in accordance with paragraph 606-10-55-18 (right to invoice).

Since all of the Company"s contracts have an original expected duration of one year or less, the Company elects to use this practical expedient and does not disclose the aggregate transaction price allocated to unsatisfied or partially satisfied performance obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

In-App Purchases

Users can download the Company"s free-to-play games within the Digital Storefronts and pay to acquire virtual currency, which can be redeemed in the game for virtual goods, or virtual goods directly (together, defined as "virtual items") to enhance their game-playing experience. The Company sells both consumable and durable virtual items and receives reports from the Digital Storefronts, which breakdown the various purchases made from the Company"s games over a given time period. The Company reviews these reports and determines on a per-item basis whether the purchase was a consumable virtual item or a durable virtual item. Consumable virtual items are items that are consumed at a predetermined time or otherwise have limitations on repeated use. Durable virtual items are items, such as furniture, clothes, etc. that are accessible to the player over an extended period of time and that remain in the game for as long as the player continues to play.

The initial download of the mobile game from the Digital Storefront does not create a contract under ASC 606 because of the lack of commercial substance; however, the separate election by the player to make an in-application purchase satisfies the criterion thus creating a contract under ASC 606. The Company has identified the following performance obligations in these contracts:

 1.   Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

2.   Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company"s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The transaction price, which is the amount paid for the virtual items by the player, is allocated entirely to the single combined performance obligation. The Company recognizes revenue for durable virtual items over the estimated average playing period of paying users on a per title basis. The Company"s revenue from consumable virtual items has been insignificant over the previous three years. The Company has estimated the useful life of a paying user between four and eight months.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In October 2020, the FASB issued ASU 2020-10, *Codification Improvements*, which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC"s regulations. The Company will adopt ASU 2020-10 as of the reporting period beginning January 1, 2021. The update of this standard is not expected to have a material effect on the Company"s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on the Company"s present or future financial statements.

NOTE 3 - SHARE APPLICATION MONEY PENDING ALLOTMENT

The share application money pending allotment are to various stockholders. On August 10, 2020, the Company entered into a consulting agreement to raise equity capital and become publicly traded. As of December 31, 2020, $29,000 of the funds raised had been received by the Company, however the shares were not issued until after year end therefore they are shown on the balance sheet as share application money pending allotment. These shares were subsequently issued in 2021.

NOTE 4 - STOCKHOLDERS' EQUITY

On August 24, 2020, the Company issued 40,000,000 shares of common stock to 3 individuals who are the founders of the company in exchange for services rendered in establishing the company. The value of the services rendered was valued at $40,000 and was expensed in the income statement as professional fees.

As of February 18, 2021, the consultant had raised $94,800 which was received by the Company in exchange for 7,500,000 shares of common stock.

NOTE 5 - LIQUIDITY AND GOING CONCERN

The Company has incurred losses since inception and has not yet received any revenues from sales of products or services. These factors create substantial doubt about the Company"s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. Management"s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

NOTE 6 – RELATED PARTY DISCLOSURE

During the year ended December 31, 2020, the Company issued 40,000,000 shares of common stock to the founders of the Company in exchange for $40,000 worth of services rendered.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 4, 2021, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment in or disclosure to these financial statements as of December 31, 2020, other than those listed below:

As of February 18, 2021, the Company issued 7,500,000 shares of common stock.